Shareholder Rebuttal to Cabot Oil & Gas Company's Statement in Opposition
to Proposal VII regarding Sustainability Reporting
(page 45 in Cabot's Proxy Statement)

NAME OF REGISTRANT:  Miller/Howard Investments, Inc.
NAME OF PERSON RELYING ON EXEMPTION:  Miller/Howard Investments, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION:  P.O. Box 549, Woodstock, NY 12498

Proposal #VII on Sustainability Reporting

This proposal was filed by Lowell Glaser Miller, acting through Miller/Howard Investments, Inc.   The proposal raises concern about the performance and adequacy of disclosure of Cabot Oil & Gas Company's environmental, social and governance (ESG) record.  We believe that Cabot should join the increasing number of companies which report to their shareholders on their record and challenges in the area of environment, social and governance issues.  This request for sustainability reporting echoes the appeal of Principles of Responsible Investing (PRI) signatories, representing over 900 institutional investors with a collective $25 trillion in assets under management.

When requesting sustainability reporting, Miller/Howard is asking companies to measure, evaluate and disclose environmental, social and governance factors that are material to long-term business success.

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Executives in hundreds of companies have noted that the reporting process helps companies better integrate, and gain strategic value from, existing corporate responsibility efforts, as well as identify gaps and opportunities for improvement.

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Comprehensive ESG reporting helps companies demonstrate that they have in place effective internal controls for anticipating, managing and reporting on operational, regulatory and reputational risks and opportunities.

•	We believe increased transparency helps to develop employee satisfaction and loyalty, build community support, and provide a venue for the company to publicize its best practices.

There is no data provided to shareholders regarding any improvement of company operations, efficient use of resources or reduction of environmental impacts.

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Corporate reporting on sustainability is quickly becoming common practice. 79% of Fortune Global 500 companies produce sustainability reports; more than three out of four of these reports are based on the Global Reporting Initiative (GRI) Guidelines. In 2010, approximately 20% of U.S. Fortune 500 companies issued reports using the GRI framework, up from only 5% in 2006, according to the Governance and Accountability Institute.

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Cabot lags behind its peers in disclosure and management of ESG issues.  Companies like Chevron and Apache Corporation already offer shareholders much of this important information through annual, GRI-based sustainability reports and by responding to the CDP.

Cabot's opposition statement argues that:

1.
The Company's Board of Directors has a Safety and Environmental Affairs Committee with the responsibility to oversee the Company's safety and environmental management programs and to review the nature and extent of the Company spending for safety and environmental compliance.

2.	The company is in the process of developing a formal health, safety and environmental (HSE) management system.

3.	The company is collecting greenhouse gas emissions data at required locations and submitting said data to the EPA in a timely fashion.

4.	Preparing a report would convey a burden on human resources and impose a considerable expense which would require the engagement of consultants with specialized expertise.

Our Rebuttal and Rationale for a YES vote follows:

Although the company has a Safety and Environmental Affairs Committee overseeing its safety and environmental management program, there is little documentary evidence demonstrating to shareholders how Cabot is working to make improvements in its operating processes, health and safety goals, employee and community relations, use of resources, and other factors of operation and performance.

Although the Company states it is developing a formal health, safety and environmental management system, the company does not currently utilize ISO 14001 standards.  The company does not describe to shareholders its achievements relative to those guidelines.  The company also does not disclose the existence of or the results of any third-party audits to minimize the creation of waste, pollution, and adverse impacts on the environment or if it has met its own goals and targets.

The company states that it is collecting greenhouse gas emissions data as required by the Environmental Protection Agency.  The company does not make this data available to its shareholders.  The company does not set goals nor disclose any baseline information to allow shareholders the opportunity to see that the company does in fact have a plan to address climate change and that through this analysis the company is on the right track.

The company states that preparing a sustainability report would impose a burden on its human resources and incur considerable expense requiring the engagement of consultants with specialized expertise.  Cabot represents that it complies with relevant Federal and State regulations.  As such, it must already monitor compliance performance through its management systems, which are already in place, and therefore we believe reporting should not be a burden.

Risk Assessment:

Additionally, concerns about water sources, toxic chemicals, and wastewater management associated with the use of hydraulic fracturing has led to new regulations in several states and proposed federal legislation.  Explosions, contamination incidents, and millions of dollars in fines demonstrate that things can and do go wrong.  Cabot, itself, has not escaped these incidents.  Companies involved in the business of hydraulic fracturing risk increased regulatory and legal risks or bans on fracturing operations outright. Shareholders require assurance that company managers are reducing environmental health and business risks by addressing real operational hazards and are capturing the genuine, measurable business rewards flowing from environmental management practices that lower costs and increase profits.  Investors selecting energy companies for their portfolios, or assessing mergers and acquisitions, need relevant, reliable, and comparable information about a companies' business practices to make investment judgments based on a robust assessment of the companies' environmental, social and governance policies.  This can be attained through sustainability reporting.

More than 1,000 companies globally, large and small, now report regularly on ESG performance.  We ask that Cabot join this growing trend and publish a sustainability report on its operations.

Concerned investors should vote in favor of this shareholder resolution.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote FOR Proposal #VII following the instruction provided on the management's proxy mailing.

For questions regarding Cabot Oil & Gas Company's Proposal #VII on Sustainability Reporting, please contact Luan Steinhilber, Director of Operations and Shareholder Advocacy, Miller/Howard Investments, Inc., 845-679-9166,  luan@mhinvest.com